UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-28196

WebLink Wireless, Inc.
 (Exact name of registrant as specified in its charter)

3333 Lee Parkway, Suite 100, Dallas, Texas 75219  Tel. (214) 765-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.0001 per share
(Title of each class of securities covered by this form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a) (1) (i)	☒	Rule 12h-3(b) (1) (i)	☐
Rule 12g-4(a) (1) (ii)	☐	Rule 12h-3(b) (1) (ii)	☐
Rule 12g-4(a) (2) (i)	☐	Rule 12h-3(b) (2) (i)	☐
Rule 12g-4(a) (2) (ii)	☐	Rule 12h-3(b) (2) (ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, WebLink Wireless, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date:  September 10, 2002
WEBLINK WIRELESS, INC. By: /s/ N. Ross Buckenham Name: N. Ross Buckenham Title: President and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an office of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

(1) On August 23, 2002, the United States Bankruptcy Court for the Northern District of Texas entered an order confirming the Second Amended Plan of Reorganization of WebLink Wireless, Inc., PageMart PCS, Inc. and PageMart II, Inc. (the “Plan”) in connection with their cases under chapter 11 of Title 11 of the United States Code (Jointly Administered under Case No. 01-34275-SAF-11). The Plan provides that, on the Effective Date of the Plan (the “Effective Date”), all outstanding shares of authorized common stock of WebLink Wireless, Inc. (“Common Stock”), and any option, warrant or warrant to purchase or acquire any equity interests in WebLink Wireless, Inc. at any time, will be canceled and deemed terminated. The Plan’s Effective Date is September 9, 2002, so on such date all outstanding shares of Common Stock were canceled and terminated pursuant to the Plan and are no longer outstanding.